ADVANCED CELLULAR INC.
                            Suite 17 - 5348 Vegas Dr.
                               Las Vegas NV 89108
                                       USA


December 6, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street North East
Mail Stop 20549-0407
Washington, DC 20549

Dear Sirs:

     Re: Advanced Cellular Inc. (The "Company")

     In connection with the Company's Form S-1 Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (EST) Wednesday, December 8, 2010 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

     We acknowledge that

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

                                   Yours truly,

                                   ADVANCED CELLULAR INC.


                                   /s/ Nir Eliyahu
                                   ------------------------------
                                   Per: Nir Eliyahu
                                        President